SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                        PharmaKinetics Laboratories, Inc.
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                                (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share

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                         (Title of Class of Securities)

                                   717131 10 6
                         -----------------------------

                                 (CUSIP Number)

                                Leslie B. Daniels
                               CAI Advisors & Co.
                           767 Fifth Avenue, 5th Floor
                               New York, NY 10153
                                 (212) 319-2525
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       (Name, Address and Telephone Number of Persons Authorized to
                  Receive Notices and Communications)

                                November 3, 1997
                          ----------------------------

             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement.| | (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.


      1  NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         CAI Advisors & Co.
      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) X
                                                                    (b) |_|
      3  SEC USE ONLY
      4  SOURCE OF FUNDS*
           WC
      5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                 |_|
      6  CITIZENSHIP OR PLACE OF ORGANIZATION
           Quebec, Canada
                                                           7 SOLE VOTING POWER
                                                             0
                      NUMBER OF
                       SHARES
                    BENEFICIALLY
                    OWNED BY EACH
                     REPORTING
                    PERSON WITH

                                                   8  SHARED VOTING POWER
                                                      2,750,000
                                                   9  SOLE DISPOSITIVE POWER
                                                      0**
                                                  10  SHARED DISPOSITIVE POWER
                                                      2,750,000**
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,750,000**
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                |_|
     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)
         18.4**
     14  TYPE OF REPORTING PERSON*
         PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                  **SEE DESCRIPTION PRESENTED UNDER THE CAPTION
                 "ITEM 5. INTEREST IN SECURITIES OF THE ISSUER"

                                  SCHEDULE 13D

CUSIP No.


      1  NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Aster-Cephac
      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) X
                                                                     (b) |_|
      3  SEC USE ONLY
      4  SOURCE OF FUNDS*
          WC
      5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                  |_|
      6  CITIZENSHIP OR PLACE OF ORGANIZATION
         France
                                                           7 SOLE VOTING POWER
                                                             0
                      NUMBER OF
                       SHARES
                    BENEFICIALLY
                    OWNED BY EACH
                     REPORTING
                    PERSON WITH

                                                   8  SHARED VOTING POWER
                                                      2,750,000
                                                   9  SOLE DISPOSITIVE POWER
                                                      0**
                                                  10  SHARED DISPOSITIVE POWER
                                                      2,750,000**
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,750,000**
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                   |_|
     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)
         18.4**
     14  TYPE OF REPORTING PERSON*
         CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                  **SEE DESCRIPTION PRESENTED UNDER THE CAPTION
                 "ITEM 5. INTEREST IN SECURITIES OF THE ISSUER"

Item 1.  Security and Issuer.

         This Statement relates to 2,750,000 shares of the common stock, par value $0.001 per share (the "Common Stock"), of PharmaKinetics Laboratories, Inc., a Maryland corporation (the "Company"). The Company's principal executive offices are located at 302 West Fayette Street, Baltimore, Maryland 21201.

Item 2. Identity and Background.

        Pursuant to Rule 13d-1(f) of Regulation 13D of the General Rules and Regulations under the Securities Exchange Act of 1934 (the "Act"), this
Statement is being filed by CAI Advisors & Co. ("CAI") and Aster-Cephac ("Aster"). The foregoing entities are hereinafter referred to as the "Reporting Persons." The Reporting Persons are making this single joint filing pursuant to Rule 13d-1(f)(1).

         CAI is a partnership organized under the laws of Quebec, Canada having its principal executive offices located at 767 Fifth Avenue, 5th Floor, New York, NY 10153. CAI and its affiliates are investment funds that make investments in the contract research organization, pharmaceutical and related industries. A list of the managing partners of CAI is attached as Schedule 1.

         Aster is a French corporation, affiliated with CAI, with its principal executive offices located at 3 et 5 rue Eugene Millon, 75015 Paris, France. Aster is a contract research organization serving the pharmaceutical industry. A list of the executive officers and directors of Aster is attached as Schedule 2.

         During the last five years, neither Reporting Person nor any partner, executive officer or director of either Reporting Person, to the knowledge of either Reporting Person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The information with respect to a particular Reporting Person contained in this Schedule 13D is given solely by such Reporting Person and the other Reporting Person has no responsibility for the accuracy or completeness of information supplied by such Reporting Person.

Item 3. Source and Amount of Funds or Other Consideration.

         The source of funds used to purchase the Common Stock would consist of working capital of the Reporting Persons. The amount of funds required to purchase the Common Stock, or the aggregate exercise price of the Contingent Warrants described in Item 4, would be $1.65 million.

Item 4. Purpose of Transaction.

         The purpose of the acquisition of securities of the Company by the Reporting Persons is for investment and to facilitate a strategic partnership between Aster and the Company. Except as discussed in this Item 4, neither Reporting Person currently has any plan or proposal that relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to
Schedule 13D.

         On October 24, 1997, the Company entered into an agreement in principle (the "Agreement") with the Reporting Persons. The Agreement contemplates that the Company will sell to the Reporting Persons and their assigns Preferred Stock convertible into 8,333,000 shares of Common Stock (the "Shares") and warrants to purchase 6,250,000 shares of Common Stock at an exercise price of $1.20 per share (the "Warrants") for an aggregate purchase price of $5 million. The Agreement further contemplates that the Reporting Persons will have the right to representation on the Company's Board of Directors. In the event that the Company fails to consummate the sale of the Shares and Warrants by December 31, 1997 (or such later date as may be agreed upon by the parties), the Agreement provides that the Company will issue to the Reporting Persons, for no additional consideration, warrants to purchase 2,750,000 shares of Common Stock at an exercise price of $.60 per share (the "Contingent Warrants").

         The purpose of this Schedule 13D is to disclose the interest of the Reporting Persons in the 2,750,000 shares of Common Stock underlying the Contingent Warrants. The Reporting Persons will file an amendment to this
Schedule 13D following execution of a definitive agreement relating to the sale of the Shares and the Warrants. Assuming consummation of the sale of the Shares and the Warrants, the Reporting Persons would acquire beneficial ownership of approximately 41% of the Company's voting securities assuming the Warrants are not exercised, or approximately 54% of the Company's voting securities assuming the Warrants are exercised.

Item 5. Interest in Securities of the Company.

         In accordance with Rules 13d-3(d)(1)(i) and 13d-5(b)(1) under the Securities Act of 1933, as amended, each of CAI and Aster may be deemed to beneficially own 2,750,000 shares of Common Stock, or 18.4% of the Company's outstanding Common Stock. CAI and Aster would share voting and investment power with respect to all of such shares.

         Neither Reporting Person nor any partner, executive officer or director of either Reporting Person, to the knowledge of either Reporting Person, had purchased any of the Company's securities during the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

         None except as disclosed in Item 4.

Item 7. Material to be Filed as Exhibits.

        The Letter of Intent between the Reporting Persons and the Company will be filed by amendment to this Schedule 13D.

                                   Signatures

         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date:  November 13, 1996


                                        CAI ADVISORS & CO.

                                          /S/ LESLIE B. DANIELS

                                        By:
                                               Name:  Leslie B. Daniels
                                               Title: Partner


                                        ASTER-CEPHAC

                                           /S/ LESLIE B. DANIELS
                                        By:
                                               Name:  Leslie B. Daniels
                                               Title: Director

                                   SCHEDULE 1


                     MANAGING PARTNERS OF CAI ADVISORS & CO.



NAME                                ADDRESS                          CITIZENSHIP

Mr. Richard J. Schmeelk             CAI Advisors & Co.                   U.S.
                                    767 Fifth Avenue, 5th Floor
                                    New York, NY  10153

Mr. Peter M. Gottsegen              CAI Advisors & Co.                   U.S.
                                    767 Fifth Avenue, 5th Floor
                                    New York, NY  10153

Mr. Leslie B. Daniels               CAI Advisors & Co.                   U.S.
                                    767 Fifth Avenue, 5th Floor
                                    New York, NY  10153

Mr. Peter G. Restler                CAI Advisors & Co.                   U.S.
                                    767 Fifth Avenue, 5th Floor
                                    New York, NY  10153

                                   SCHEDULE 2


               DIRECTORS AND EXECUTIVE OFFICERS OF ASTER o CEPHAC


NAME                                 ADDRESS                        CITIZENSHIP

Mr. Jean Jacques Thebault            Aster o  Cephac                   French
                                     3 et 5 rue Eugene Millon
                                     75015 Paris France

Mr. David M. Culver                  CAI Capital Corporation           Canadian
                                     3429 Drummon Street
                                     Suite 200
                                     Montreal, Quebec H3G 1X6

Mr. Leslie B. Daniels                CAI Advisors & Co.                  U.S.
                                     767 Fifth Avenue, 5th Floor
                                     New York, NY  10153

Mr. David von Kauffmann              CAI Capital Corporation            French
                                     46 rue Paul Valery
                                     75016 Paris France

Mr. Jean Francois                    Aster o  Cephac                    French
                                     3 et 5 rue Eugene Millon
                                     75015 Paris France